LIT MOTORS INC.

Nexus - The EV for Everyone



litmotors.com San Francisco, CA X in ▶ f ◎ ⧉ ♪

Technology   Notable Angel   Hardware   B2C   Minority Founder

Highlights



Notable Angel
Raised $25k or more from a
notable angel investor

1   REIMAGINED PERSONAL MOBILITY: Combining safety, style, & savings

2   WE'RE BUILDING: A fully enclosed 2W EV that delivers car-level safety with motorcycle-level freedom

3   TECH: Deep Tech Robotics with high Relevance in Physical AI: proprietary gyroscopic stability system

4   PATENT FORTRESS: 70+ (Int'l) - 15 (US) of 22 Utility (12 Controls) / 55 Issued (Int'l) & 135+ Apps.

5   MARKET OPPORTUNITY: $1.4T TAM ($5T by 2030) $480B SAM, & $78B SOM - 21M EVs sold globally in 2025

6   TRACTION: 1,500+ pre-orders, ~$49.6M projected revenue (not guaranteed), +61% preorder growth

7   TEAM: World-class engineering leadership from Audi & Honeywell

8   INVESTORS: Mark Pincus, Joe Gebbia, Yves Behar, Scott Belsky, & multiple UHNW investors

Featured Investors



Mitchell Tracy [Follow]   Invested $15,000 ⓘ
Syndicate Lead

R&D professional with 35+ years experience in start-ups with extensive product development, IP and regulatory experience. Founder/co-founder of multiple firms. Consultant, advisor and investor in many others.

"First, this is just a cool and innovative EV/AV vehicle concept all around with a major safety mission. There is nothing like this and I love unique ideas that can interest major multinationals. This is 2-wheel tear-drop shaped with gyroscopic stabilization technology makes it far safer than any small vehicle on the road. Second, demand. The demand for single passenger rides dominates US transportation with 290M vehicles and over 70% of people driving alone. Lit Motors only needs only 10,000 unit sales to be a $3.2B company. Third, as a 40 year R&D professional I believe Lit Motors strong IP and patent portfolio represents a substantive value as a current investment and as a partnership/takeover target in the near future."



Isaac Datika [Follow]   Invested $144,000 ⓘ

Tech investor, patent holder, works in healthcare.

"I became utterly captivated by Lit Motors more than a decade ago, the moment I laid eyes on the unveiling of the C-1 concept. The sheer innovation and capabilities it promised left me thoroughly astounded, compelling me immediately to place a reservation. Fast forward to today, and my admiration for what Lit Motors is striving to achieve has only grown stronger. The company now boasts an exceptional team, one I've taken the time to learn about in detail (rest assured, my due diligence has been thorough), and they stand on the cusp of transforming this breathtaking concept into a tangible reality.

My belief in Danny's vision is unwavering. His dedication and commitment to making this dream a reality resonate deeply with me; it's clear that he has made it his life's mission to succeed. What truly sets Lit Motors apart is the groundbreaking gyroscopic technology at the heart of the C-1 concept. This pioneering approach is a first in the field, holding the promise of numerous future applications that extend well beyond our current imaginations.

Furthermore, the company is shielded by a robust forcefield of patents that secure its innovative ideas for the next two decades, ensuring that this vision is safeguarded from potential imitators. In a time where the electric vehicle (EV) industry faces a myriad of challenges, from technological hurdles to market acceptance, Lit Motors stands poised to make a significant impact.

I am confident that with the team's expertise, passion, and the innovative spirit that pervades their work, Lit Motors has everything it needs to propel forward. They are not merely introducing another EV to the market; they are ushering in a new era of sustainable, cost-effective transportation that defies traditional limitations and expectations. The potential of what Lit Motors is bringing to the forefront of transportation technology is not just innovative—it's revolutionary. And it is this potential that makes me a proud investor and a true believer in Danny's mission. In an era ripe for change, Lit Motors is poised to lead the charge, rewriting the rules of what we thought possible and opening up a whole new market that promises sustainability, efficiency, and a touch of the extraordinary."

Team



Danny Kim   CEO, CTO, and Founder

20+ years of vehicle architecture & prototype development. Inventor w/ 23 patents, Focus of HBS case study: Industrial design & sustainable transportation. Land Rover mechanic, machinist, welder, and integrator. Reed College, Cal, RISD, & MIT Media Lab.





Volker Kaese   Key Advisor/Board Member

20+ yrs executive at VW Group. Led 2004 CO2 audit for cradle to grave analysis at VW. Prolific materials engineer w/patents. Head of Volkswagen XL1 and VW/Audi Innovation Management. Lead team for research and concept development for the Audi E-tron line.



Stefan Schaeper   VP Chassis & Integration

22+ years at Audi. Product analyst, quality assurance, chassis engineer, dimension concept team leader and responsible project manager and development manager for the 2018 e-tron GT concept from Audi show cars and concept vehicles.



Mason Peck   Key Advisor

Former CTO at NASAProfessor at Cornell University



Mirko Konta   Key Advisor

Founder / CEO IDEENION 30+ years experience in professional automotive development



Natalia Amijo   Creative Director of Product Design

13+ years of professional experience creating groundbreaking products & designs, blending technology, ingenuity, and elegance. Has worked for Renault, Ford, and formerly at HTC Creative Labs as the Industrial Design Creative Director.



Daniel Smith   VP Aerodynamics

Head of Aerodynamics at Red Bull Advanced Technologies with 23+ years experience as a designer & leader spanning Formula 1, Americas Cup, MotoGP, WEC and the ground-breaking RB17 Track Car.



Po Chi Wu   Key Advisor

PhD in Molecular Biology at Princeton University. Po Chi is an international venture capitalist and entrepreneur based in Silicon Valley and in greater China with more than 30 years experience.



James Martin   Strategic Advisor

30+ years of experience & expertise in licensing models, patent portfolio planning, strategic partnerships, and deal structuring in technology, engineering, and IP strategy. James helps organizations unlock the value of their innovations.



Bill Webb   VP Industrial Product Design

Partner at Huge Design12+ years experience

Tre Hendricks   Head of Government Affairs



20+ years as attorney and state/federal government affairs leader in the technology and telecommunications ecosystems.



Bryan Rodrigues Fractional CMO / Key Advisor

25+ years of Marketing leadership across sportswear, gaming, fintech, IoT, AI, and more. With roles at Nike, Electrolux, The Learning Company, and Tile, Bryan has created multiple brands and categories, and launched 100s of new products and services.



Larry Rosenfeld Chief Financial Officer

40+ years in tech and start ups. Founder/CEO of Concentra Corp (acquired by Oracle), CFO/Head of Strategy for World Clinic and JobSiteCare. Board member/advisor/CEO coach for companies in software, AI, medicine, dentistry, and telecommunications.



Monette Stephens Investment Banker

Managing partner at SF Growth Capital. Expertise in investment strategies, global expansion, go-to-market plans, growth strategies, and product marketing.

Pitch Deck


View full deck
LITMOTORS
Autonomous / Electric Vehicle 2.0
Engage Imagination
Dan@litmotors.com

THE VISION: SAFETY. STYLE. SAVINGS.

Meet the Lit Motors Auto-Balance Electric Vehicle (AEV), a fully enclosed, 2-wheeled, 2-seat, self-balancing EV that:

- Uses a fraction of the materials of a car
- Uses dramatically less material and energy
- Delivers comfort, climate control, and protection
- And balances itself—at rest and while driving
- 4× energy efficiency, ~¼ the lifecycle CO_2 of EVs
- Lowers ownership cost—without compromising range or comfort

WHY NOW: A BETTER LIFE NEEDS BETTER MOBILITY

SEE IT DRIVE!


Lit Motors - EP-4 Prototype: Test Drive
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In the U.S., 74% of drivers sit alone in four-wheeled vehicles every day. Globally, more than half of commuters do the same. The ubiquitous luxury of the 19th century has created habitual patterns of traffic congestion—wasting space, energy, time, and money.


UNRECOGNIZED DEMAND
74% Drive-Alone Rate*
216M US cars whose only occupant is the driver


LIT MOTORS

At the same time:

- EVs now represent **25% of global vehicle production**
- Roads are fuller, parking is harder, time is scarcer
- Consumers want **efficiency without sacrifice**
- 2W electric mobility is exploding globally—but lacks car-level safety

The market has finally caught up to what Lit Motors has spent a decade building. This isn't about incremental improvement—it's about redefining what a personal vehicle can be.


CMGs → Balance → Control → Safety
FLYWHEEL GIMBLE

THE TECHNOLOGY ADVANTAGE

At the core of Lit Motors is a proprietary gyroscopic stability system, powered by Control Moment Gyroscopes (CMGs)—a technology traditionally used in satellites for precise attitude control.

In a vehicle, this translates to:

- Reliable balance and stabilization
- Enhanced control during evasive maneuvers
- A fundamentally new approach to two-wheeled safety

Our stability systems control model has been refined, and thus ready for implementation. It's been validated through simulations, and protected by a global control-patent moat that has proven to be defensible.


Actuation & Interaction: Autonomous Vehicles
AV Layers
Data / AI Platforms
WAYMO
ZOOX
nuro
Aurora
Motional
Processing Platforms
NVIDIA
mobileye
AMD
B2C / B2B Vehicle Platforms
LIT MOTORS
ZOOX
Motional
serve

Physical AI operates in three tightly integrated layers:

- **Perception (Sensing)** The system's *eyes and ears*. Sensors like cameras, LiDAR, radar, and IMUs collect real-time data and fuse it into a clear 3D understanding of the environment.
- **Cognition (Reasoning)** The *brain*. AI models interpret what's happening, predict what will happen next, and decide the best action—often testing decisions first in simulation or digital twins.
- **Actuation (Execution)** The *body*. Motors and actuators carry out decisions in the real world, while continuous feedback ensures the system stays stable, responsive, and adaptive.

Together, these layers allow AI to sense, think, and act reliably in the physical world.

Our Deep Tech Robotics focuses on the actuation and interaction layer of Physical Ai, specifically as an optimal autonomous driving platform for rideshare & delivery. The market has caught up with Lit Motors as the eco-conscious adoption of EVs has captured 25% of global car production.

Experts forecast in 2030, 40% of all cars will be EVs. With the recent expansion of autonomous vehicles, 2035 projections indicate 52% of cars sold will offer level-2+ autonomy. Our near-term go to market strategy has solid footing to disrupt the current EV market and meet unrecognized demand.

At Lit Motors, we see a bright future 10 years out.


Megatrend: AV/EV 1.0 Expands
- BYD is #1 for EVs & XPENG has superior Software Defined Vehicles
- Waymo is rapidly expanding service, Tesla & Uber diversifies with AV Taxi
- Micromobility hits a ceiling
- Physical AI is the next frontier
- NVIDIA investing in Multiple Vehicle Platforms

A SMARTER VEHICLE PLATFORM

The AEV is more than just a vehicle—it's a category-defining platform.

As EV/AVs become mainstream, consumer demands will change, preferring simplicity, efficiency, and quality of life. Lit Motors delivers all three through our core pillars: **Safety, Style, & Savings.**


LIT MOTORS
AEV
Range: 170-220mi per charge
Seats two - driver (up to 6'3") and passenger (up to 5'10")
Charging ~5 min (Supercharger) - 6 hrs (110v)
Cost per Charge - $2.13 (Avg.)
Footprint Width: 40" vs. Avg. Car: 75"

Our strongest competitive pillar is intellectual property, with safety as the core benefit; airbags, seatbelt, safety-cell (chassis), and an added 4th layer with the gyro-stability system (side-impact). Style further sets our platform apart, driving customer adoption through a distinctive design that delivers time savings, lower operating costs, fuel efficiency, and a smaller physical footprint for ease of parking.


Footprint Width: AEV 40" vs. Avg. Car: 75-80"

HOW WE GOT HERE (AND WHY IT MATTERS)

Founded in 2010 by Daniel Kim, Lit Motors was born from a simple idea: Why move one person with a 2 ton vehicle?

In 2003, as a young mechanic, Founder Daniel Kim had a life-threatening workplace accident that sparked this powerful vision.

Having traveled to Europe & Asia the year before, he thought, "Why am I building a four passenger car, when over half of the world drives them alone? "What if I cut the car in half?...And make a two-wheeled car that could reduce global traffic and emissions?"

With inspiration from his childhood toy, the gyroscopic "Wizzzer", this led to a bold idea - inventing a gyro-stabilized self-balancing EV that's just as fun & sexy as a motorcycle, and combines the safety & dependability of a car.


2025 Proof of Demand (EVG*)
PROJECTED REVENUE
$49,600,000
625
61% Increase
Pre-orders from 925
1542
Total Pre-orders
@avg. $800 each
$32,000
MSRP (Initial)
$16,000 target MSRP
*Evangelist Group (Current Pre-orders)

Future projections are not guaranteed.

Early traction:

- 7 Prototypes (5 full-scale)
- Major press: NYT, Bloomberg, Wired, BBC, CNN
- Strong proof of demand 1,500+ preorders
- 70 Issued Patents - 136+ filed globally
- Multiple acquisition offers (2015, 2017, 2020)

In 2015, Lit Motors' Founder had a devastating motorcycle accident. Though this paused operations, the company rebuilt - stronger, safer, and more focused. This isn't a comeback story. It's a long game coming into alignment. Since 2020, Lit Motors has rebuilt with focus and maturity:

Lit Motors has an IP powerhouse that puts us at the top of the game through 2046 (projected). Our patent portfolio isn't just strong—it's a fortress. Our granted strategic control patents cover **Europe, Asia, India, and North America**, securing global protection in the core technology.

Key patents include:

- System & Method for Controlling Balance of an Inline 2W Vehicle
- Vehicle Collision Mitigation System
- Anti-Motion Sickness Technology
- Control of a 2W Self-Balancing Vehicle
- Augmented Tire Traction System for 2W Vehicle
- Integrated Balance Control Patents using Control Moment Gyroscopes (CMGs) & Drive-by-Wire Steering Systems


Strategic Control Patents:
IP Protection to 2039 & Beyond
70
Issued: 15 US & 55 Foreign
12 Strategic Control Patents
136
US & Intl. Patent Applications

WHERE WE ARE NOW: PROOF OF EXECUTION

In the past 8 months:

- Contracted a team of world experts in automotive and satellite controls
- Finalized a production-ready gyroscopic control architecture
- Completed a full controls-system overhaul
- Initiated development toward EU NCAP homologation standards
- Filed new patents extending protection through 2046
- Achieved 61% preorder growth

This accelerates our transition from advanced R&D to customer-validated production. The groundwork is done. Execution is next!


WORLD CLASS EXECUTION TEAM
Automotive
Design
Advisors
Daniel Kim
Stefan Schaeper
Christian Schröm
Natalia Amijo
Creative Director
Bill Webb
Head of Product Design
Bryan Rodriguez
James Martin
Strategic Advisor
30+ years IP Strategy
Volker Kaese
CFO
Mirko Konta
Serial Development
Daniel Smith
VP Aerodynamics
Mason Peck
Yves Behar
Po Chi Wu
Venture Capital
Larry Rosenfeld
Finance

NEXT MILESTONE: X-1 PROTOTYPE


The X-1 PROTOTYPE

X-1 is our production-facing beta designed to deliver ~80% of the intended customer drive experience and kick off our productionization strategy.

X-1 will:

- Validate real-world performance across speeds, turns, braking
- Demonstrate system reliability to OEMs and strategic partners
- Anchor pricing and projected demand through live drive experiences



Entry-Level / Commuter (2nd) Car > EV
Ford Mustang Mach-E (0-60 mph = 3.5 sec)
$43,000 (3.1 miles per kWh)
$58.3 Cost per 1000Miles
Lit Motors AEV (0-60 mph = 3.2 sec)
$32,000+ MSRP (13.4 miles per kWh)
$13.5 Cost per 1000Miles
Chevy Bolt (0-60 mph = 7.1 sec)
$31,000 (3.8 miles per kWh)
$46.6 Cost per 1000Miles
Tesla Model Y (0-60 mph = 3.5 sec)
$48,000 (3.3 miles per kWh)
$53.8 Cost per 1000Miles

This prototype is the gateway to:

- Qualitative marketing clinic & preorder campaign
- Series A financing ($30–50M)
- Production BOM projections
- Tooling and supply chain strategy



ADVANTAGE: SMALL BOM = HIGH MARGINS
EV / ICE Vehicle
Lit Motors AEV
12,000 - 24,000 Parts
2,239 Parts
80-90% Fewer Parts Count

WHO OUR SUPPORTERS ARE

Our investors are not just funding a vehicle—they are backing:

- Long-term vision with a strong ROI potential
- EV/AV non-incremental leaps in automotive category creation
- Deep tech that took a decade to unlock

They tend to be:

- Mobility influencers
- Sustainability-driven technologists
- People who value their time and believe transportation must be radically rethought like AI agents

This is a community investment as much as a financial one. Join 1000+ investors & 5 Billionaires who believe we can change the future.



Revenue Potential
Baby Boomers
(Early Adopters)
Gen X - Millennial Families
(Beachhead)
Sport Model
$320-720M/year
(10,000 units per year)
Commuter Model (Women)
$1.5-15B/year
(100-500,000 units per year)
Avg. Household Income $83K/yr

THE FUNDRAISE: WHY THIS MOMENT MATTERS

This campaign represents a major inflection point for Lit Motors:

- From vision → validation
- From breakthrough technology → scalable product
- From long-term R&D → market entry

ASK: RAISING $7.5M SEED ROUND



Up to $4.7M of this is available on Wefunder

INVESTMENT SUMMARY

With EV adoption now mainstream, the timing is finally aligned. Lit Motors is leading a new era of personal mobility committed to safety, style, and savings for a smarter and more exciting future!

As cities grow more crowded and commuters demand safer, smarter personal mobility, Lit Motors is positioned to disrupt a **Mutli-Trillion-Dollar Industry** between 2026–2035: **4W Cars, Motorcycles, & Autonomous Vehicles;** a combined **$1.2–$7T Market.**



At 10,000 units per year, revenue should hit **$320M***, making Lit Motors net income positive. Depending on the multiplier (10–20x), valuation potentially reaches **$2-5B*** by 2030..

- $5 Trillion EV Market (projected by 2030)
- Engineering Team from Audi & Honeywell
- Proof of Demand: 1500+ preorders
- Strategic Control Patent Moat, protected until 2046
- EV market has caught up with us and matured
- Production Development Partner in place
- 5 ultra-high net worth investors
- $30 Billion valuation potential*

(*projections not guaranteed)



🔥 **Lit Motors Investor Pitch Deck**

🔥 **Lit Motors Patent Portfolio** (Google Patents)

🔥 **Harvard Business Case Study**

🔥 **White Paper: Influence of Vehicle Specifications on CO_2 Emissions**